Taiwan Greater China Fund
c/o Nanking Road Capital Management, LLC
111 Gillett Street Hartford, CT 06105

May 9, 2011

Kevin Rupert, Esq.
Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Taiwan Greater China Fund (the “Trust”) Investment Company Act File No. 811-05617

Dear Mr. Rupert:

We received your oral comments on April 29, 2011 to the Trust’s preliminary proxy statement on Form PRE 14A filed on April 20, 2011 pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Trust has considered your comments and has authorized us to make the responses discussed below.  For ease of reference, we have included your comments followed by our responses.  All capitalized terms not defined herein are defined in the proxy statement.

Comment 1.   Please make the representation that the 2.00% redemption fee that is proposed to be charged by the Trust on redemptions that occur within one year from the date the open-ending of the Trust becomes effective is in line with the Fidelity Advisor Korea Fund, Inc. no-action letter.

Response 1.    We have reviewed the Fidelity Advisor Korea Fund, Inc. no-action letter and the Trust represents that it believes the 2.00% redemption fee proposed to be instituted on redemptions that occur within one year from the date the open-ending of the Trust becomes effective conforms with the guidance set forth in such no-action letter.

Comment 2.   Please add, where appropriate, a discussion of what redemption fees, if any, will be charged on redemptions of shares of the Trust that are acquired after the open-ending of the Trust becomes effective, but which occur within one year from the date the open-ending of the Trust becomes effective.

Response 2.   The following language has been added after the first sentence of the last full paragraph on page 18 and after the second sentence of the penultimate full paragraph on page 22 of the initial filing:

"The Board will determine whether a redemption fee is appropriate for Shares purchased following the date upon which the open-ending of the Trust becomes effective, which are redeemed within one year from the date the open-ending of the Trust becomes effective, and the level of such fee, in accordance with SEC rules and regulations and interpretive guidance; however, the Board does not currently intend to impose a fee for such redemptions."

Comment 3.  Please include language clarifying that if Proposal 2(a) is approved by Shareholders it will be implemented by the Board, regardless of which other proposals are also approved.

Response 3.   The following paragraph was set forth on page 16 of the initial filing:

"While each of the proposals set forth under this heading "Open-Ending Proposals," the open-ending provision itself under Proposal 2(a), the retention of CCM Partners as the Trust's investment adviser under Proposal 2(b), the retention of Nikko Asset Management as the Trust's investment sub-adviser under Proposal 2(c), the amendments of the Trust's Declaration of Trust under Proposals 2(d), 2(e) and 2(f), an amendment to the investment objective of the Trust under Proposal 2(g) and the amendments to investment policies of the Trust under Proposals 2(h) and 2(i) will be voted on by Shareholders separately, the proposals will give the Trustees the power to determine whether to implement certain of the proposals even if those proposals are approved by Shareholders.  The Trustees will not have this power with respect to the open-ending provision itself (Proposal 2(a)); however, if for example, Proposal 2(a) is not approved by Shareholders, the Trustees may determine not to retain CCM Partners as the Trust's investment adviser and/or Nikko Asset Management as the Trust's investment sub-adviser and may determine not to implement the amendments to the Declaration of Trust or the proposed changes to the Trust's investment objective and policies."

Additionally, the last sentence of the answer to the question "What Proposals are Shareholders Being Asked to Vote On" in the Question and Answer section of the initial filing has been revised as follows:

"The Board may choose not to implement Proposals 2(b) through 2(i) if certain of the Proposals are not approved by Shareholders; however, the Board will not have this power with respect to Proposal 2(a) (the open-ending provision), if such proposal is approved by Shareholders."

Comment 4.   Please include language regarding Shareholders' ability to obtain an annual report.

Response 4.   The language discussing Shareholders' ability to obtain an annual report was set forth on the second full paragraph under the heading "Miscellaneous" on page 41 of the initial filling.  For ease of reference, we have included it below:

"The Trust’s annual report for the year ended December 31, 2009, including financial statements, was mailed on or about February 27, 2010 to Shareholders of record.  The Trust’s annual report for the year ended December 31, 2010, including financial statements, was mailed on or about March 1, 2011. However, a copy of these reports will be provided, without charge, to any Shareholder upon request. Please call 1-800-343-9567 or write to the Taiwan Greater China Fund, c/o the Secretary of the Trust, Nanking Road Capital Management, LLC, 111 Gillett Street, Hartford, CT 06105, to request the report."

Comment 5.   If the proposals set forth in the preliminary proxy statement, if approved, would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Trust or its Shareholders, please provide tables showing the current and pro forma fees.  If no new fee or expense or increase in any existing fee or expense to be paid by the Trust or its Shareholders would, directly or indirectly, occur as a result of the approval of the proposals set forth in the preliminary proxy statement please state as such.

Response 5.   The requested tables have been added to the end of the answer to the question "What Fees Will Be Associated With The Trust Operating As An Open-End Fund" in the Question and Answer section.

Comment 6.   Please include in the chart on page 5 of the initial filing the identity of the fund complex of which any individual holds the same position(s) with two or more registered investment companies that are part of the such fund complex, and provide the number of registered investment companies for which the position(s) are held.

Response 6.   The requested information has been added.

Comment 7.    Please confirm that no Trustee has a material interest in the transactions contemplated by any of the proposals set forth in the preliminary proxy statement.

Response 7.   No Trustee has a material interest in the transactions contemplated by any of the proposals.

Comment 8.   Please add a discussion of Rule 18f-1 regarding redemptions in kind.

Response 8.   The following language has been added to end of the first full paragraph on page 16, the end of the last full paragraph on page 21 and the end of the second full paragraph on page 37 of the initial filing:

"The Trust has elected to rely on the provisions of Rule 18f-1 under the 1940 Act, pursuant to which it is obligated to pay in cash all requests for redemptions by any Shareholder of record, limited in amount with respect to each Shareholder during any 90-day period to the lesser of $250,000 or 1% of the net asset value of the Trust at the beginning of such period."

Comment 9.   In the Question and Answer section, in the answer to the question "What Fees Will Be Associated With The Trust Operating As An Open-End Fund," please set forth a non-exhaustive list of what "non-financial" contributions CCM Partners, L.P. may make with respect to the $100,000 of open-ending costs it has agreed pay.

Response 9.   The following language has been added to the final sentence of the answer to the question "What Fees Will Be Associated With The Trust Operating As An Open-End Fund" in the Question and Answer section:

"(such non-financial contributions include, but are not limited to, services for which the Board would customarily rely upon legal counsel (i.e., drafting of a statement of additional information, prospectus and compliance policies and procedures))."

Comment 10.   Please replace the phrase "for other reasons" with "due to unforeseen events" at the end of the penultimate sentence of the final paragraph on page 16 and in the answer to the question "When Will the Open-Ending Become Effective and Shares Redeemable" in the Question and Answer section of the initial filing.

Response 10.   The requested changes have been made.

Comment 11.   Please replace the phrase "2008 Annual Meeting" with "2009 Annual Meeting" in the second sentence of the first paragraph on page 17 of the initial filing.

Response 11.   The requested change has been made.

Comment 12.   Please add "(subject to a 2.00% redemption fee for redemptions made during the first year following the date upon which the open-ending of the Trust becomes effective)" at the end of the first sentence of the final paragraph on page 17 of the initial filing.

Response 12.   The requested language has been added.

Comment 13.   As the Trust may be converted from a closed-end fund to an open-end fund, please add, if relevant, a discussion of the realignment necessary to meet the 15% maximum investment in illiquid securities test for open-end funds, and any tax implications thereof.

Response 13.   The Trust's portfolio is currently comprised of less than 15% illiquid securities, and therefore will not need to be realigned to meet the 15% maximum investment in illiquid securities test for open-end funds.  Therefore, we respectfully submit that no realignment discussion is necessary.

Comment 14.   Please delete the phrase "at least" in the first sentence of the last full paragraph on page 18 and the second sentence of the third full paragraph of page 21 of the initial filing.

Response 14.   The requested change has been made.

Comment 15.  Please replace "from" to "to" in second sentence of the last full paragraph on page 18 of the initial filing.

Response 15.   The requested change has been added.

Comment 16.   Please revise the second full paragraph on page 19 of the initial filing discussing the secondary trading market of open-end funds, as sections of the paragraph are not applicable to Proposal 2(a) (the open-ending proposal).

Response 16.  The second full paragraph on page 19 of the initial filing has been revised as follows:

"Except during periods when the NYSE is closed or trading thereon is restricted, or when redemptions may otherwise be suspended in an emergency as permitted by the 1940 Act, the holders of securities of mutual funds (such securities being redeemable securities) have the right to surrender them to the mutual fund and obtain in return their proportionate share of the mutual fund’s NAV at the time of the redemption (less any redemption fee charged by the fund or contingent deferred sales charge imposed by the fund’s distributor)."

Comment 17.  Please replace the phrase "May be Adopted" with "the Board Intends to Adopt" in the section heading on page 22 of the initial filing which reads "Measures That May be Adopted if the Trust Becomes an Open-End Investment Company."

Response 17.   The requested change has been made.

Comment 18.   Please include language in the penultimate full paragraph on page 22 of the initial filing concerning whether the 2.00% redemption fee to be charged on redemptions for the first year following the date upon which the open-ending of the Trust is effective will apply to in-kind redemptions as well as cash redemptions.

Response 18.   The following language has been added to the end of the first sentence of the penultimate full paragraph on page 22 of the initial filing:

"(including Shares redeemed by the Trust in-kind)"

Comment 19.  Please delete the final sentence of the last full paragraph on page 24 of the initial filing and include a discussing of the calculation of the Trust's net asset value (NAV).

Response 19.  The requested deletion has been made, and the following language has been added to the end of the last full paragraph on page 24 of the initial filing:

"The net asset value of the Trust’s assets will be determined, generally, by the value of the portfolio securities of the Trust at the last reported sale price on the principal exchange on which they are traded. In the case of futures contracts held by the Trust, the valuation is determined using the settlement price provided by the Chicago Mercantile Exchange, the IntercontinentalExchange, Inc. ("ICE") or other applicable exchange, depending on the exchange on which the contract trades, typically as of 1:15 p.m., Pacific time.  Securities held by the Trust that have no reported last sale price for any day that the Trust's NAV is calculated and securities and other assets for which market quotations are readily available are valued at the latest available bid price. All other securities and assets are valued at their fair value as determined in good faith by the Board. Securities with remaining maturities of 60 days or less are valued on the amortized cost basis unless the Board determines that such valuation does not reflect fair value of the security. The Trust may also utilize a pricing service, bank, or broker/dealer experienced in such matters to perform any of the pricing functions."

Comment 20.   With respect to the $225,000 fee that is owed to the consultant if the Proposed Agreement is approved by shareholders and implemented by the Board, please include in the first full paragraph on page 25 of the initial filing language clarifying that the consultant did not take part in the Board's decision to select the Proposed Adviser.

Response 20.  The following language has been added after the second sentence of the first full paragraph on page 25 of the initial filing:

"The consultant retained by the Advisory Committee was retained to identify and assist the Board in evaluating possible candidates to serve as investment adviser to the Trust, the decision to select of the Proposed Adviser was made solely by members of the Board."

Comment 21.   For the Adviser and the Sub-Adviser please discuss in Proposals 2(b) and 2(c), respectively, whether such entity advises other funds with similar investment objectives.

Response 21.   With respect to Proposal 2(b), the first sentence in the third full paragraph on page 24 of the initial filing has been revised as follows:

"The Proposed Adviser, a California limited partnership, is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and, as of March, 31 2011, managed $770 million in investment company assets spread over 12 funds, none of which have investment objectives that are similar to the proposed  investment objective of the Trust."

With respect to Proposal 2(c), the penultimate sentence of  the third paragraph on page 28 of the initial filing has been revised as follows:

"Currently the Proposed Sub-Adviser does not manage or advise any registered investment companies in the United States; however, it does manage  non-U.S. funds that have investment objectives that are similar to the proposed  investment objective of the Trust."

Comment 22.  In the third full paragraph on page 26 of the initial filing under the heading "Economies of Scale," please include language setting forth that the Proposed Agreement does not currently contain any breakpoints, but that the inclusion of such breakpoints may be revisited at a later date by the Board.

Response 22.   The following language has been added to the end of the third full paragraph on page 26 of the initial filing:

"One such consideration was that the Proposed Agreement did not contain breakpoints, which would serve to reduce the advisory fee paid to the Proposed Advisor if the Trust's assets grow beyond a certain point; however, the inclusion of breakpoints may be revisited by the Board at a later date."

Comment 23.   In connection with Proposal 2(f), please include disclosure stating that Shareholders may have to pay brokerage fees associated with in-kind redemptions and that market risk stays with Shareholders until the shares received as a result of the in-kind redemption are sold.

Response 23.    The following disclosure has been added after the third sentence of the first full paragraph on page 16, the end of the fourth sentence of the last full paragraph on page 21 and end of the fourth sentence of the second full paragraph on page 37 of the initial filing:

"When the Trust makes a redemption in-kind to a Shareholder, the Shareholder may incur brokerage costs in converting such securities to cash and assumes the market risk during the time required to convert the securities to cash."

Comment 24.   Please revise the proposed investment objective and investment policy of the Trust set forth in Proposals 2(g) and 2(h), respectively, with regards to the use of the term "expected to derive."

Response 24.   The proposed investment objective of the Trust set forth in Proposal 2(g) has been revised in the last full paragraph on page 37 of the initial filing as follows:

"The Trust’s investment objective is long-term capital appreciation by investing primarily in companies that are domiciled in, or traded on exchanges located in the Greater China region, specifically Taiwan, Hong Kong, Singapore and the People's Republic of China and have derived or are expected to derive during the company's current fiscal year (measured as of the time of the initial investment) a significant portion of their revenues by exporting to or importing from, trading with or operating in mainland China."

The first paragraph of the proposed investment policy of the Trust set forth in Proposal 2(h) has been revised in the penultimate full paragraph on page 38 of the initial filing as follows:

"Under normal circumstances, the Trust will invest at least 80% of the Trust’s net assets in the common and preferred stocks of companies located in the Greater China region, specifically Taiwan, Hong Kong, Singapore and the People's Republic of China, that have derived or are expected to derive during the company's current fiscal year (measured as of the time of the original investment) a significant portion of their revenues by exporting to or importing from, trading with or operating in mainland China."

Comment 25.    In Proposal 2(h), please include disclosure related to the risks associated with the proposed change in the investment policy of the Trust expanding the geographic region in which the Trust must invest, under normal circumstances, at least 80% of its net assets.

Response 25.   The following disclosure has been added following the carryover paragraph on the top of page 39 of the initial filing:

"Broadening the region in which the Trust must invest, under normal circumstances, at least 80% of its net assets, from Taiwan to the Greater China region, may subject the Trust to additional risks including, but not limited to:

Foreign Investment Risk – Hong Kong and the People's Republic of China (PRC):  Additional risks associated with investments in Hong Kong and the PRC, include exposure to currency fluctuations, less liquidity, expropriation, confiscatory taxation, nationalization, exchange control regulations (including currency blockage) and differing legal standards. Inflation and rapid fluctuations in inflation and interest rates have had, and may continue to have negative effects on the economies and securities markets of Hong Kong and the PRC. The government of the PRC could, at any time, alter or discontinue economic reform programs implemented since 1978. Military conflicts, either in response to internal social unrest or conflicts with other countries, are an ever present consideration. The adoption or continuation of protectionist trade policies by one or more countries (including the United States), could lead to decreased demand for products of the PRC and have an adverse effect on the securities markets of the PRC.

Foreign Investment Risk – Singapore: The Singaporean economy is substantially smaller and less diversified than the U.S. economy. In particular, the Singaporean economy is dependent on the exporting of electronics and manufacturing services. Any damage done to the electronics and manufacturing industries may negatively impact the Singaporean economy. Although Singapore is a democracy, one political party has been in power since 1959, resulting in the potential for greater instability than a two−party democracy. Singapore’s industrial base is dominated by foreign multinationals and a few large domestic firms, with small and medium−sized enterprises playing only a minor role. Accordingly, if these enterprises incur business setbacks, the level of employment in Singapore could fall and the Singapore economy could be negatively impacted."

Comment 26.  In Proposal 2(i), please include disclosure related to the risks associated with the proposed removal of certain investment restrictions of the Trust, as such removals will expand the universe of investments in which the Trust may invest.

Response 26.   The following disclosure has been added following the carryover paragraph on the top of page 41 of the initial filing:

"Removing certain investment restrictions on the investment activities of the Trust, may subject the Trust to additional risks including, but not limited to:

Short−Selling Risk. Short−selling involves selling securities which may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short−selling necessarily involves certain additional risks. However, if the short seller does not own the securities sold short (an uncovered short sale), the borrowed securities must be replaced by securities purchased at market prices in order to close out the short position, and any appreciation in the price of the borrowed securities would result in a loss. Uncovered short sales expose the Trust to the risk of uncapped losses until a position can be closed out due to the lack of an upper limit on the price to which a security may rise. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. There is the risk that the securities borrowed by the Trust in connection with a short−sale must be returned to the securities lender on short notice. If a request for return of borrowed securities occurs at a time when other short−sellers of the security are receiving similar requests, a ''short squeeze'' can occur, and the Trust may be compelled to replace borrowed securities previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received at the time the securities were originally sold short

Options Risk. Options (puts and calls) and options on futures contracts are subject to the same risks as the securities in which the Trust invests directly, but also may involve risks different from, and possibly greater than, the risks associated with investing directly in securities. Investments in options and options on futures involve additional costs, may be more volatile than other investments and may involve a small initial investment relative to the risk assumed. If the Sub-Adviser incorrectly forecasts the value of securities in using an option or futures contract, the Trust might have been in a better position if the Trust had not entered into the contract. In addition, the value of an option may not correlate perfectly to the underlying securities index or overall securities markets.

Commodities Risk. The commodity markets can be highly volatile, and it is impossible to predict with certainty their future directions or trends. In addition, the commodities markets may be subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Should certain events or conditions cause commodities, or certain kinds of commodities, to fall out of favor, it is possible that forced selling, investor flight and general fear in the market could result in periods of pronounced illiquidity and severely depressed prices which could cause a company in which the Trust invests, and therefore the Trust, to realize substantial losses. In addition, a company in which the Trust invests may concentrate its assets in a particular sector of the commodities market (such as oil, metal or agricultural products). As a result, such company (and therefore the Trust) may be more susceptible to risks associated with those sectors. The prices of certain commodities in these sectors have experienced recent significant price increases, in some cases approaching or exceeding historic highs. Price reductions or corrections in these markets could negatively impact the investment performance of the security of a company owned by the Trust, and therefore the Trust.

Futures Contract Risk. Futures contracts are subject to the same risks as the underlying securities that they represent, but also may involve risks different from, and possibly greater than, the risks associated with investing directly in the underlying securities. Investments in futures contracts may be more volatile than other investments and may involve a small initial investment relative to the risk assumed. If the Sub-Adviser incorrectly forecasts the value of securities in using a futures contract, the Trust might have been in a better position if the Trust had not entered into the contract.

Currency and Forward Currency Contracts Risks. Changes in foreign currency exchange rates may affect the value of the Trust's assets. Generally, when the U.S. dollar rises in value against a foreign currency, an investment in that foreign currency loses value because it is worth fewer U.S. dollars. Devaluation of a currency by a country’s government or banking authority also will have a significant impact on the value of any investments denominated in that currency. Currency markets generally are not as regulated as securities markets. Investments in forward currency contracts could minimize the risk of loss due to a decline in the value of the hedged currency, but may also limit any potential gain from an increase in the value of the currency."

Comment 27.     In Proposal 2(i), following the marked version of the investment restrictions list, please set forth the final investment restrictions list.

Response 27.   The requested information has been added above the carryover paragraph on the bottom of page 40 of the initial filing.

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489 or Jefferey D. LeMaster, Esq. at (212) 878-3206.  Thank you.

Very truly yours,

/s/ Leonard B. Mackey, Jr., Esq.